Exhibit 99.130

Consent of Independent Auditor

We consent to the use in this Registration Statement on Form 40-F of our report dated March 29, 2018, relating to the consolidated financial statements of CannTrust Holdings Inc. appearing in Exhibit 99.55 of this Registration Statement on Form 40-F.

We also consent to the reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form for the year ended December 31, 2017, included in Exhibit 99.57 to the Registration Statement on Form 40-F.

/s/ RSM Canada LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada

January 8, 2019